Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

NR20-08

Drilling Underway at Alianza’s Horsethief Gold Project, Nevada

Vancouver, B.C., June 1, 2020 - Alianza Minerals Ltd. (TSX-V: ANZ, OTC: TARSF) (“Alianza” or the “Company”) reports that the reverse-circulation (“RC”) drilling program at the Horsethief Gold Property, Nevada has commenced. This program is funded by partner Hochschild Mining (US), a subsidiary of Hochschild Mining PLC (“Hochschild”, LSE:HOC). Hochschild holds an option to earn a 60% interest in the project by funding exploration expenditures of US$5 million over 5.5 years. This program consists of up to 10 holes for a total of 2,600 meters and tests a wide area of the project.

The first two holes are located at the Horsethief North target (sites RC-P2 and -P4 in the attached map) to test stratigraphy below the extent of historic drilling. The presence of gold associated with jasperoid alteration and karst features at surface and in shallow drilling is a favourable indicator of potential at depth. From Horsethief North, the rig will move to Horsethief South (sites RC-P6 and -P5) to test similar targets before moving to the Mustang and Stallion target areas. Holes at Mustang and Stallion will also test for gold mineralization at the contact of cover volcanic rocks and the carbonate sediments thought to extend below.

Highlights:

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Horsethief hosts Upper Cambrian to Lower Ordovician rocks known to host other important precious metals in Nevada.

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Four primary target areas defined by gold-bearing altered carbonate rocks on surface and in shallow drilling; one target at depth interpreted from geophysical surveys.

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Current program is testing the upper Cambrian/lower Ordovician contact in proximity of historic drilling that returned 39.6 metres averaging 0.79 g/t Au and 13.7 m averaging 1.22 g/t gold.

Horsethief is located 25 km (16 miles) east of the historic mining town of Pioche, NV. The current Notice of Intent (“NOI”), recently approved by the United States Bureau of Land Management (“BLM”), allows for up to 3,000 metres of drilling in ten holes.

Horsethief Property

Drilling at Horsethief follows a very successful 2019 program that included detailed mapping focussed on lithology, structure and alteration of the prospective limestone and dolostone stratigraphy exposed at Horsethief. Based on lithological characteristics and fossil identification, this work confidently assigned stratigraphic ages ranging from upper Cambrian to lower Ordovician.  This is an important age determination as it corresponds to the ages of rocks known to host some major gold deposits in Nevada.

Prior operators completed 40 shallow drill holes in the 1980s focussed on outcropping jasperoid alteration. This drilling returned numerous gold-bearing intersections including HT-18 (Horsethief North) which returned 39.6 metres of 0.79 g/t gold and HT-15 (Horsethief South) which returned 1.22 g/t gold over 13.7 metres. These intersections are thought to represent peripheral mineralization observed above other Nevada gold deposits at the Cambrian-Ordovician contact, which at Horsethief remains untested.

Horsethief hosts five primary drill targets; four target areas defined by surface exposures of altered carbonate rocks and one target at depth, interpreted from induced polarization (IP) and resistivity geophysical surveys. A map of the proposed drill hole locations can be found below:

The program will be conducted with the safety of its employees, contractors and subcontractors as a priority and includes updated health and safety procedures in the wake of the Covid-19 pandemic. Management is confident that with these refined health and safety protocols and adherence to local and regional governmental recommendations on travel and conduct, the Horsethief RC drill program can be executed safely.

About Alianza Minerals Ltd.

Alianza employs a hybrid business model of joint venture funding and self-funded projects to maximize opportunity for exploration success. The Company currently has gold, silver and base metal projects in Yukon Territory, British Columbia, Nevada and Peru. Alianza currently has two projects optioned out in Nevada and Yukon Territory, and is actively exploring on two others. Alianza’s current partners include Hochschild Mining PLC and Coeur Mining, Inc.

The Company has 104.4 million shares issued and outstanding and is listed on the TSX Venture Exchange under the symbol “ANZ” and trades on the OTC market in the US under the symbol TARSF.

Mr. Jason Weber, P.Geo., President and CEO of Alianza Minerals Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel:  (604) 807-7217

Fax: (888) 889-4874

Renmark Financial Communications Inc.

Melanie Barbeau

mbarbeau@renmarkfinancial.com

Tel: (416) 644-2020 or (514) 939-3989

www.renmarkfinancial.com

To learn more visit: www.alianzaminerals.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.